

May 7, 2007

<u>via U.S. mail and facsimile</u>

Frank C. Sullivan, Chief Executive Officer
RPM International Inc.
2628 Pearl road
Medina, Ohio 44258

   RE: RPM International Inc.
      Form 10- K for the Fiscal Year Ended May 31, 2006
      Filed August 10, 2006
      File No. 1-14187

Dear Mr. Sullivan:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Terence O'Brien
       Accounting Branch Chief